FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 30 April 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 30 April 2014, London U.K. Unaudited Preliminary Results Announcement for the first quarter 2014 GSK delivers Q1 2014 core EPS of 21.0p (+2% CER*) and dividend of 19p (+6%)

Core results*
	Q1 2014
	£m	CER%	£%
Turnover	5,613	(2)	(10)
Core operating profit	1,530	-	(18)
Core earnings per share	21.0p	2	(20)

Total results
	Q1 2014
	£m	CER%	£%
Turnover	5,613	(6)	(13)
Operating profit	1,066	(12)	(33)
Earnings per share	13.9p	(4)	(30)

Summary

•	Q1 turnover £5.6 billion, -2% (CER) on an ex-divestment* basis.

•
Pharmaceutical and Vaccines sales growth in all major regions except US: Europe +3%, Emerging Markets +2%, Japan +13%. US (-10%) impacted by continued competition in respiratory market and quarterly volatility in wholesaler/retailer stocking patterns

•	HIV sales +4%, driven by uptake of recently launched integrase inhibitor, Tivicay

•	Vaccines sales +3%, with US growth partly offset by phasing of tenders in Emerging Markets

•	Consumer Healthcare sales flat with Rest of World growth (+6%) offsetting the impact in US and Europe of temporary supply interruptions to certain products

•	Core EPS 21.0p (+2% CER) driven by operating leverage and financial efficiencies

•	Continued progress in strategy to renew and diversify respiratory portfolio:
	-	Breo Medicare Part D coverage to exceed 70% from 1 May; Anoro now launched in the US and positive CHMP opinion received in Europe; Incruse approved in Europe
	-	6 further respiratory programmes in late stage development, with 2 new US filings planned by year-end for Breo (asthma) and mepolizumab (severe asthma)

•	Tanzeum/Eperzan (for type 2 diabetes) approved in both US and Europe; launches planned in Q3

•	Continued R&D momentum expected to continue with around 40 NMEs currently in phase II/III clinical development

•	First quarter dividend +6% to 19p. Share buy backs of £1-2 billion targeted during 2014

•	Full year guidance of core EPS growth of 4-8% CER reiterated. Sales expected to grow in CER terms and on an ex-divestment basis

•
Major 3-part transaction announced with Novartis intended to strengthen sustainability of Group sales base and improve long term earnings outlook.  Completion, subject to shareholder and regulatory approval, expected by H1 2015

The full results are presented under ‘Income Statement’ on page 22 and Core results reconciliations are presented on pages 34 to 35.
*For explanations of the measures ‘Core results’, and ‘CER’, see page 20.  2014 core performance is measured against 2013 core results excluding divestments completed during 2013.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

This quarter has amply demonstrated the very significant changes that are underway in GSK’s portfolio.  Our strategy to broaden the company’s sales base is evidenced with the transition we are making to new products in our core franchises of Respiratory and HIV, further R&D delivery and the 3-part transaction we announced last week with Novartis.

For the quarter, Group sales were down 2% despite growth in Pharmaceuticals and Vaccines sales in all major regions except the US.  Consumer Healthcare sales, flat at £1.1 billion, were impacted by some temporary supply interruptions to certain products in the US and Europe.

Outside of the US, we saw continued momentum across Pharmaceuticals and Vaccines with sales growth in Emerging Markets, Europe and Japan.  Consumer Healthcare sales in Rest of World markets were also strong, up 6% to £0.6 billion.

Despite the decline in sales, core earnings per share for the quarter grew 2% CER to 21 pence.  This reflected the diversity of the Group, benefits from ongoing restructuring and effective cost control, together with further delivery of financial efficiencies in both interest and tax charges.  We continue to expect further structural cost savings to be delivered in the second half of the year.

Free cash flow was £0.5 billion, reflecting the significant movements in currencies during the quarter.  We have declared a first interim dividend of 19 pence per share, an increase of 6%.

For 2014, we continue to target core earnings per share growth of 4-8% CER ex-divestments.  We also continue to expect to grow sales at constant exchange rates and on an ex-divestment basis.  However, the exact level of sales growth will depend on a number of factors, including the roll-out of new products, the level of generic competition to older products, including Lovaza for which a generic approval was granted in April, and the phasing of resupply of products in our Consumer Healthcare business.

In the US, Pharmaceutical and Vaccines sales were down 10% reflecting the impact of a general wholesaler and retailer destocking, as well as increased competition to Advair which resulted in a step reduction to market share in the quarter.

The uptake of recently launched Breo has also been slower than anticipated due to delays in payer coverage.  However, following a number of successful contract negotiations, Medicare Part D coverage for Breo has been rising and is expected to exceed 70% from the beginning of May.  We are also announcing today our intention to file Breo for asthma in the United States.

In addition to Breo, last week we launched Anoro, our new combination bronchodilator product for COPD in the US.  We have also received a positive CHMP opinion for Anoro in Europe and our LAMA monotherapy for COPD, Incruse, has now been approved for use in Europe and Canada.

Breo/Relvar, Anoro and Incruse are the first of a series of new medicines, which we expect will build, diversify and strengthen our respiratory portfolio.

We have a further 6 new respiratory products in late-stage development, including mepoluzimab, a new treatment for severe asthma.  Following receipt of positive phase III results in the quarter, we are now planning to file mepoluzimab for approval by the end of this year.  Earlier this week we also announced the start of phase III studies to investigate use of this medicine to treat COPD.

Elsewhere, we are making further good progress to launch new products in other core franchises.  In HIV, Tivicay continues to generate rapid prescription uptake and remains on track to be one of the best recent launches in this category.  Meanwhile in Vaccines, further sales growth from our new quadrivalent flu vaccine is expected during the second half of this year.

In oncology, our newly launched MEK and BRAF mono-therapies now have around 70% combined share of prescriptions in the melanoma v600 targeted therapy market in the US and we have also just received a positive CHMP opinion for Mekinist in Europe.  This is further evidence of the real innovation and value our portfolio of marketed oncology products is bringing to patients.  Additionally, Tanzeum, our new product for type 2 diabetes is now approved in both the United States and Europe and we are on track for launch in both regions in Q3.

We are very focused on executing the roll-out of our new products and are re-allocating investment to do so.  In an industry with 20-year product cycles, synchronisation of this new product growth with managing the impact of competition elsewhere in the portfolio is clearly challenging, particularly in the US, and especially when viewed on a quarterly basis.

We remain confident that GSK’s overall portfolio is fundamentally changing and improving.  The R&D innovations we are now launching are at the forefront of an extensive pipeline and discovery effort supporting our strategic approach to deliver a continued flow of multiple product launches that are competitive and will be valued by both patients and payers.

With around 40 NMEs currently in phase II/III development, GSK’s late-stage pipeline remains attractive and we expect the next wave of innovative R&D opportunities to become more visible as this year progresses.

We continue to evaluate options to maximise the value of our portfolio and are currently reviewing our Established Products Portfolio (EPP).

The 3-part transaction we have announced with Novartis will also strengthen the sustainability of GSK’s sales base and improve the long-term outlook of the company.  We believe this transaction offers significant new options to increase value and returns to shareholders and we look forward to bringing the transaction to shareholders for approval later in the year.

Sir Andrew Witty Chief Executive Officer

A video interview with CFO Simon Dingemans discussing today’s results is available on www.gsk.com

All forward looking statements are based on 2013 core numbers adjusted to exclude divestments, at CER and barring unforeseen circumstances.  See ‘Cautionary statement regarding forward-looking statements’ on page 20.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q1 2014
	––––––––––––––––––––––––––––––
	£m	Growth CER%*
	––––––––––––	––––––––––––
Pharmaceuticals	3,828	(4)
Vaccines	658	3
	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,486	(3)
Consumer Healthcare	1,127	-
	––––––––––––	––––––––––––
Group turnover	5,613	(2)
	––––––––––––	––––––––––––
Group turnover including divestments	5,613	(6)
	––––––––––––	––––––––––––

Group turnover by geographic region	Q1 2014
	––––––––––––––––––––––––––––––
	£m	Growth CER%*
	––––––––––––	––––––––––––
US	1,710	(11)
Europe	1,644	(1)
Emerging Markets	1,467	3
Japan	459	9
Other	333	(2)
	––––––––––––	––––––––––––
Group turnover	5,613	(2)
	––––––––––––	––––––––––––
Group turnover outside US and Europe	2,259	3
	––––––––––––	––––––––––––

Group turnover by segment		Q1 2014
		–––––––––––––––––––––––––––––––
		£m	Growth CER%*
		––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	US	1,130	(10)
-	Europe	1,024	3
-	Emerging Markets	691	2
-	Japan	285	13
-	ViiV Healthcare	311	4
-	Established Products	814	(11)
-	Other trading and unallocated pharmaceuticals	231	4
		––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		4,486	(3)
Consumer Healthcare		1,127	-
		––––––––––––	––––––––––––
Group turnover		5,613	(2)
		––––––––––––	––––––––––––

*	Unless otherwise stated, Q1 2014 turnover growth is in comparison with Q1 2013 turnover excluding divestments in 2013. See page 20.

Turnover – Q1 2014
As previously announced, GSK is reporting core results performance for 2014 measured against 2013 core results excluding the results attributable to divestments completed during 2013.  On this basis, Group turnover for Q1 2014 declined 2% to £5,613 million.  Total Pharmaceuticals and Vaccines turnover fell by 3%, excluding 2013 divestments.  Pharmaceuticals turnover fell 4% as growth in Emerging Markets, Japan and Europe was more than offset by lower sales in the US and a decline in Established Products sales.  Worldwide Vaccines turnover grew 3%, as strong performances in the US and Europe were partly offset by lower reported sales in Emerging Markets and Japan.  Consumer Healthcare turnover was flat at £1,127 million in the quarter.

In the US, Pharmaceuticals and Vaccines turnover fell 10% to £1,130 million, with Pharmaceuticals down 15% and Vaccines up 25%.  Pharmaceutical sales in the quarter were impacted by destocking from wholesalers and retailers, including, as expected, the unwinding of the stock builds seen in the prior quarter.  This, in aggregate, is estimated to have reduced reported growth by approximately 7 percentage points.  Continued price and contracting competitor activity also particularly affected the ICS/LABA market where Advair competes and Breo has been recently introduced.  Excluding destocking, underlying US respiratory sales were down 11% as a result, with price after net favourable adjustments to accruals for returns and rebates up 2% and volume down 13%.  Underlying Advair sales were down 20%, reflecting a 13% decline in volume, including the impact of contracting changes in the quarter, and a 7% decline from price and mix.

Oncology products contributed strongly to the quarter, with sales up 31% to £108 million, benefiting from strong performances from Votrient and Promacta, and the recent launches of Tafinlar and Mekinist.  Benlysta sales grew 33%.  Generic competition in the US continued to impact sales of Dermatology products, which declined 58% to £13 million.  The 25% increase in Vaccines sales primarily resulted from doubled sales of Infanrix/Pediarix to £71 million, which benefited from a favourable comparison with Q1 2013 as a result of CDC stockpile movements.

Europe Pharmaceuticals and Vaccines turnover grew 3% to £1,024 million, reflecting the recent restructuring and refocusing of the business.  Pharmaceutical sales grew 2% to £784 million, primarily reflecting strong growth in Oncology, up 23% to £95 million, led by Votrient and Promacta, together with the initial stages of the Tafinlar launch.  Sales of the Avodart franchise increased 9% to £71 million.  Seretide declined 3% to £352 million, with volumes down 1% and adverse price and mix movements of 2%.  Vaccines sales grew 3%, in part due to tender shipments of Rotarix during the quarter, and a strong performance in Germany.

Emerging Markets Pharmaceuticals and Vaccines turnover increased 2% to £691 million, with Pharmaceuticals up 7% and Vaccines down 8%, primarily reflecting the phasing of tender sales of Synflorix.  The ongoing investigation in China adversely impacted Emerging Markets Pharmaceuticals and Vaccines sales growth by two percentage points.  In China, sales excluding Established Products were down 13% to £64 million (including Established Products, down 20% to £137 million).  However, elsewhere there were strong contributions from Brazil, up 12% to £58 million and the remainder of Latin America, up 18% to £142 million.  In Emerging Markets Pharmaceuticals there was continued growth from Respiratory products, up 3% (up 7% excluding China), Oncology, up 35% and the Avodart franchise, up 29%.

Japan Pharmaceuticals and Vaccines turnover grew 13% to £285 million, with Pharmaceuticals sales increasing 15% and Vaccines sales declining by 45%.  The growth in Pharmaceuticals benefited from the government stockpiling of Relenza, with sales more than doubling, and also strong growth in both Adoair, up 29%, and Avodart, up 52%, in part due to wholesaler stocking prior to a local tax increase.  This growth was partially offset by lower sales in the rest of the Respiratory portfolio, which was affected by a weaker allergy season.  The decline in Vaccines sales reflected the impact on Cervarix of the continued suspension of the recommendation for use of HPV vaccines.

ViiV Healthcare turnover grew 4% to £311 million as the growth generated by Epzicom and the recent launch of Tivicay more than offset the impact of generic competition to older ViiV Healthcare products, including Combivir and Trizivir.

Established Products turnover fell 11% to £814 million principally reflecting lower sales of Lovaza, down 25%, and continuing generic competition to a number of products across the portfolio, including Seroxat/Paxil, down 15%, and Malarone, down 34%.

Consumer Healthcare turnover was £1,127 million in the quarter, flat compared with Q1 2013.  Growth in Rest of World markets of 6% was offset by lower sales in the US, down 10%, and Europe, down 4%, which were both impacted by temporary supply issues, primarily in the Wellness category.

Total Group turnover for Q1 2014 compared with Q1 2013 including divestments completed in 2013 was down 6%, with Pharmaceuticals and Vaccines down 5% and Consumer Healthcare down 9%.

Core operating profit and margin

Core operating profit	Q1 2014
	––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––
Turnover	5,613	100	(2)

Cost of sales	(1,558)	(27.8)	(5)
Selling, general and administration	(1,811)	(32.3)	(3)
Research and development	(784)	(14.0)	(4)
Royalty income	70	1.4	(36)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,530	27.3	-
	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	1,370		-
Core profit after tax	1,069		1
Core profit attributable to shareholders	1,007		1
	––––––––––––
Core earnings per share	21.0p		2
	––––––––––––		––––––––––––

Core operating profit by division	Q1 2014
	––––––––––––––––––––––––––––––––––––––––––––––
	£m	Margin %	Growth CER%*
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	1,322	34.5	(6)
Vaccines	241	36.6	46
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,563	34.8	(1)
Consumer Healthcare	164	14.6	(5)
	––––––––––––	––––––––––––	––––––––––––
	1,727	30.8	(2)
Corporate & other unallocated costs	(197)		(15)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,530	27.3	-
	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		Q1 2014
		–––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER%*
		––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	718	63.5	(16)
-	Europe	574	56.1	7
-	Emerging Markets	191	27.6	23
-	Japan	150	52.6	20
-	ViiV Healthcare	204	65.6	8
-	Established Products	485	59.6	(12)
-	Pharmaceutical R&D	(647)		(1)
-	Other trading and unallocated pharmaceuticals	(112)	(48.5)	>100
		––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		1,563	34.8	(1)
Consumer Healthcare		164	14.6	(5)
		––––––––––––	––––––––––––	––––––––––––
		1,727	30.8	(2)
Corporate & other unallocated costs		(197)		(15)
		––––––––––––	––––––––––––	––––––––––––
Core operating profit		1,530	27.3	-
		––––––––––––	––––––––––––	––––––––––––

*	Unless otherwise stated, Q1 2014 growth is in comparison with Q1 2013 core results excluding divestments in 2013. See page 20.

Core operating profit – Q1 2014
Core operating profit was £1,530 million, flat in CER terms on a turnover decline of 2%.  The core operating margin of 27.3% was 2.7 percentage points lower than in Q1 2013.  Excluding currency effects, the margin increased 0.7 percentage points.  This primarily reflected the benefit of continuing restructuring and operational improvements, partially offset by lower royalty income.

Cost of sales was 27.8% of turnover compared with 27.6% in Q1 2013.  Net of adverse currency effects the cost of sales percentage reduced 0.8 percentage points.  This reflected lower inventory write-offs, ongoing cost management and restructuring benefits, partially offset by adverse mix movements.

SG&A costs as a percentage of sales were 32.3%, 1.8 percentage points higher than Q1 2013.  Adverse currency effects added 2.1 percentage points to SG&A as a percentage of sales, reflecting the benefit to Q1 2013 of £82 million of exchange gains on intercompany transactions, compared with exchange losses of £20 million in Q1 2014.  Excluding currency effects the SG&A percentage declined 0.3 percentage points.  The net favourable year-on-year benefits of the Group’s restructuring programmes and ongoing cost management efforts more than funded investments in growth businesses and preparations for new product launches.

R&D expenditure declined 4% to £784 million (14.0% of turnover) compared with £855 million (13.7% of turnover) in Q1 2013.  Net of adverse currency effects of 0.6 percentage points R&D as a percentage of sales declined 0.3 percentage points.  This reflected the completion of a number of large trials and the phasing of ongoing project spending as well as continuing cost management.

Royalty income was £70 million (Q1 2013: £113 million) following the conclusion of a number of royalty agreements.  Q1 2013 also included a prior year catch-up adjustment.

Core profit after tax and core earnings per share – Q1 2014
Net finance expense was £161 million compared with £176 million in Q1 2013, reflecting GSK’s strategy to improve the funding profile of the Group.  Net debt in the quarter was £1.0 billion higher than December 2013 of which £0.7 billion was due to the increases in the Group’s equity holdings in its Indian pharmaceuticals and Indonesian Consumer Healthcare businesses.

The share of profits of associates and joint ventures fell to £1 million, reflecting the reduced shareholding in the Aspen group, currency movements and a number of one-off adjustments.

Tax on core profit amounted to £301 million and reflected an effective core tax rate of 22.0% (Q1 2013: 22.3%).

Core EPS of 21.0p increased 2% in CER terms but declined 20% at actual exchange rates due to the impact of currencies on the translation of overseas results and exchange losses on intercompany transactions of £20 million (Q1 2013: gain of £82 million).

Outlook for 2014
In 2014, GSK expects core EPS growth of 4-8% CER (from 2013 base of 108.4p adjusted for divestments completed during 2013).  GSK also continues to expect to grow sales at constant exchange rates and on an ex-divestment basis.

Currency impact
The Q1 2014 results are based on average exchange rates, principally £1/$1.66, £1/€1.21 and £1/Yen 171.  Comparative exchange rates are given on page 31.  The period-end exchange rates were £1/$1.67, £1/€1.21 and £1/Yen 172.

In the quarter, turnover declined 2% CER and declined 10% at actual exchange rates.  Core EPS for the quarter of 21.0p was up 2% in CER terms and down 20% at actual rates.  The negative currency impact reflected the strengthening of Sterling against the US Dollar, the Euro, Japanese Yen and a range of Emerging Markets currencies.  The relatively lower proportion of the cost base in Emerging Markets contributed to the greater adverse currency impact on EPS compared with that on turnover.  In addition, losses on settled intercompany transactions were £20 million in the quarter compared with a gain of £82 million in Q1 2013, the movement representing six percentage points of the negative currency impact of 22% on core EPS.

If exchange rates were to hold at the Q1 2014 period-end rates for the rest of 2014, the estimated adverse impact on 2014 sterling turnover would be around 7%, and if there were no further exchange gains or losses, the estimated adverse impact on 2014 sterling core EPS would be around 11%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q1 2014			Q1 2013
	–––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results before divestments	1,530	1,069	21.0	1,876	1,329	26.1
Divestments				49	37	0.8
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results including divestments	1,530	1,069	21.0	1,925	1,366	26.9

Intangible asset amortisation	(170)	(126)	(2.7)	(134)	(97)	(2.0)
Intangible asset impairment	(48)	(39)	(0.8)	1	1	-
Major restructuring costs	(79)	(61)	(1.3)	(86)	(145)	(3.0)
Legal costs	(108)	(86)	(1.8)	(66)	(54)	(1.1)
Acquisition accounting and other	(59)	(38)	(0.5)	(60)	(42)	(0.9)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(464)	(350)	(7.1)	(345)	(337)	(7.0)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	1,066	719	13.9	1,580	1,029	19.9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 34 to 35 and the definition of core results is set out on page 20.

Total operating profit and total earnings per share – Q1 2014
Total operating profit was £1,066 million compared with £1,580 million in Q1 2013.  The non-core items resulted in total net charges of £464 million in the quarter (Q1 2013: £345 million, excluding divestments).

The intangible asset amortisation increased to £170 million (Q1 2013: £134 million) reflecting the acceleration of amortisation of Lovaza.  Intangible asset impairments of £48 million included write-offs of several minor R&D assets.

Major restructuring charges of £79 million (Q1 2013: £86 million) included £32 million under the Operational Excellence programme and £45 million under the Major Change programme.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million.  It has delivered approximately £0.2 billion of annual savings and remains on track to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £108 million (Q1 2013: £66 million) principally related to settlement of existing anti-trust matters and higher litigation costs.

Acquisition accounting and other adjustments resulted in a net charge of £59 million (Q1 2013: £60 million) that included items related to major acquisitions, business, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

The charge for taxation on total profits amounted to £184 million and represented a total effective tax rate of 20.4% (Q1 2013: 27.1%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 30.

Total EPS was 13.9p, compared with 19.9p in Q1 2013 a decrease of 6.0p, of which 5.3p was due to currency.  Non-core net charges totalled 7.1p compared with 7.0p in Q1 2013, excluding divestments.

Cash generation and conversion

Cash flow and net debt

	Q1 2014	Q1 2013
	––––––––––––	––––––––––––
Net cash inflow from operating activities (£m)	927	1,247
Adjusted net cash inflow from operating activities* (£m)	968	1,385
Free cash flow* (£m)	467	777
Adjusted free cash flow* (£m)	508	915
Free cash flow growth (%)	(40)%	13%
Free cash flow conversion* (%)	67%	90%
Net debt (£m)	13,660	15,406
	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 20.

The net cash inflow from operating activities for the quarter was £927 million (Q1 2013: £1,247 million).  Excluding legal settlements of £41 million; (Q1 2013: £138 million), the adjusted net cash inflow from operating activities was £968 million (Q1 2013: £1,385 million), a 30% decrease compared with 2013.  This primarily reflected the impact of the strength of Sterling on profits and the impact of divestments.

Free cash flow was £467 million for the quarter.  Excluding legal payments, adjusted free cash flow was £508 million (Q1 2013: £915 million).  The decrease primarily reflected the impact of lower sterling profits and the impact of divestments.  The Group paid dividends to shareholders of £910 million and spent £28 million on repurchasing shares.

At 31 March 2014, net debt was £13.7 billion, compared with £12.6 billion at 31 December 2013, comprising gross debt of £17.3 billion and cash and liquid investments of £3.6 billion.  The increase in net debt reflected the consideration of £0.7 billion paid to increase the shareholding in the Group’s Indian pharmaceutical subsidiary from 50.7% to 75% and the acquisition of the remaining 30% of GSK’s Indonesian Consumer Healthcare business held by a third party.  At 31 March 2014, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1,857 million with loans of £2,665 million repayable in the subsequent year.

Working capital

	31 March 2014	31 December 2013	30 September 2013	30 June 2013	31 March 2013
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	205	176	201	198	203
Working capital percentage of turnover (%)	22	19	22	22	22
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 20.

The reported working capital conversion cycle days are distorted by divestments made in 2013 and the intangible asset impairments included in the denominator used in the conversion cycle computation.  The Q1 2014 and year-end 2013 conversion cycles adjusted for these factors were around 217 days and 190 days respectively. The increase of 27 days is predominantly due to the expected first quarter seasonal stock building and a reduction in the denominator arising from the translation of overseas revenue and costs due to the strengthening of Sterling.

On a similar adjusted basis, the Q1 2014 cycle of 217 days compares with 209 days in Q1 2013, an increase of 8 days, which was predominantly due to currency translation.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

The company continues to target share repurchases during 2014 of £1-2 billion although the final amount will be subject as usual to realising appropriate returns and the development of free cash flow during the year, including the impact of currency translation.

Quarterly dividends
The Board has declared a first interim dividend of 19 pence per share (Q1 2013: 18 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 64.0034 cents per ADS based on an exchange rate of £1/$1.6843.  One ADS represents two ordinary shares.  The ex-dividend date will be 14 May, with a record date of 16 May and a payment date of 10 July 2014.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2014
First interim	10 July 2014	19	915
		––––––––––––	––––––––––––
2013
First interim	11 July 2013	18	878
Second interim	3 October 2013	18	864
Third interim	9 January 2014	19	910
Fourth interim	10 April 2014	23	1,099
		––––––––––––	––––––––––––
		78	3,751
		––––––––––––	––––––––––––

Share repurchases
During the quarter, GSK repurchased 1.7 million shares at a cost of £28 million (Q1 2013: £52 million).  The company issued 6.3 million shares under employee share schemes amounting to £81 million (Q1 2013: £120 million).

The weighted average number of shares for Q1 2014 was 4,802 million, compared with 4,834 million in Q1 2013, a reduction of 1%.

Divisional performance

Pharmaceuticals

	Q1 2014
	–––––––––––––––––––––––––––––––
	£m	CER%
	––––––––––––	––––––––––––
Respiratory	1,554	(11)
Oncology	261	27
Cardiovascular, metabolic and urology	241	4
Immuno-inflammation	46	69
Other pharmaceuticals	601	7
	––––––––––––	––––––––––––
Innovative Pharmaceuticals	2,703	(2)

ViiV Healthcare (HIV)	311	4
Established Products	814	(11)
	––––––––––––	––––––––––––
	3,828	(4)
	––––––––––––	––––––––––––

Respiratory

Q1 2014 (£1,554 million; down 11%)
Respiratory sales in the quarter declined 11% to £1,554 million.  Seretide/Advair sales were down 15% to £1,039 million, Flixotide/Flovent sales decreased 2% to £193 million and Ventolin sales grew 15% to £173 million. Xyzal sales, almost exclusively made in Japan, fell 13% to £38 million.

In the US, Respiratory sales fell 20%, primarily reflecting the continued price and contracting competitor activity which particularly affected the ICS/LABA combination market, where Advair competes, and Breo has been recently introduced.  Underlying US respiratory sales were down 11%, with price, after net favourable adjustments to accruals for returns and rebates, up 2% and volume down 13%.  Advair sales were down 30% to £455 million, with an estimated underlying reduction of 20% for the quarter (13% volume decline and a 7% negative impact of price and mix).  Flovent sales were up 2% to £123 million, compared with an estimated underlying reduction of 4% for the quarter (10% volume decrease and a 6% positive impact of price and mix) and Ventolin grew 29% to £92 million, but the estimated underlying reduction was 4%, primarily due to reduced volumes.  Breo Ellipta for COPD was launched in Q4 2013 and sold £1 million in this quarter.

European Respiratory sales were down 3%, primarily reflecting increasing competition.  Seretide volumes were down 1% and continued pricing/mix pressures of 2% led to a sales decline of 3% to £352 million.  Relvar Ellipta was approved in Europe for both COPD and asthma and launched in Q1 2014, recording sales of £2 million in the quarter.

Respiratory sales in Emerging Markets grew 3% despite a 12% decline in China.  Seretide grew 4% to £97 million (5% excluding China) and Veramyst grew 25% to £17 million.  Ventolin sales increased 7% to £38 million.

In Japan, Respiratory sales overall fell 3% to £148 million despite strong growth in Adoair, up 29%, partly driven by wholesaler stocking prior to a local tax increase in April.  This growth was more than offset by lower sales for the rest of the Respiratory portfolio, principally Xyzal, Veramyst and Zyrtec, which were affected by a weaker allergy season.

Oncology

Q1 2014 (£261 million; up 27%)
Oncology sales in the quarter grew 27% to £261 million.  Votrient sales grew 31% to £87 million and Promacta sales grew 30% to £48 million.  Arzerra sales fell 24% to £16 million and Tykerb/Tyverb sales fell 13% to £42 million.  Generic competition to both Hycamtin and Argatroban was more than offset by new launches as Tafinlar and Mekinist recorded sales of £22 million and £13 million, respectively.

In the US, Oncology grew 31% to £108 million. Votrient sales grew 18% to £37 million and sales of Promacta grew 19% to £18 million.  Mekinist and Tafinlar sales were £13 million and £11 million, respectively.  Both were launched in late Q2 2013.

In Europe, Oncology grew 23% to £95 million, led by sales of Votrient, which increased by 42% to £37 million in the period.  Promacta grew 45% to £16 million and sales of Tafinlar, which was launched in Q3 2013, were £10 million.

Cardiovascular, metabolic and urology

Q1 2014 (£241 million; up 4%)
Sales in the category grew 4% to £241 million.  The Avodart franchise grew 7% to £199 million, with 21% growth in sales of Duodart/Jalyn and 3% growth in sales of Avodart.  Sales of Prolia grew 70% to £16 million.  Levitra fell 26% to £24 million in the period.

On a regional basis, the main drivers of growth were Japan, up 52% to £31 million, Europe, up 14% to £81 million and Emerging Markets, up 29% to £33 million, partly offset by sales in the US, down 19% to £83 million.

Immuno-inflammation

Q1 2014 (£46 million; up 69%)
Immuno-inflammation sales grew 69% to £46 million.  Benlysta turnover in the quarter was £38 million, up 38%.  In the US, Benlysta sales were £34 million, up 33%.

Other pharmaceuticals

Q1 2014 (£601 million; up 7%)
Other therapy areas grew 7% to £601 million, principally reflecting government stockpiling of Relenza in Japan, which more than doubled to £40 million.  This growth was partially offset by a decline in sales of Augmentin, and by generic competition to Dermatology products, which primarily affected sales of Soriatane in the US.

ViiV Healthcare (HIV)

Q1 2014 (£311 million; up 4%)
ViiV Healthcare sales increased 4%, with the US up 3%, Emerging Markets up 22%, Japan up 28%, and Europe down 2%.  Epzicom/Kivexa sales increased 12% to £177 million and Tivicay, which was launched in the US in Q3 2013 and in Europe in Q1 2014, recorded sales of £31 million.  This growth was partially offset by sales of Selzentry, down 5% to £33 million, and by declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 48% to £16 million, and Trizivir, down 54% to £11 million.

Established Products

Q1 2014 (£814 million; down 11%)
Established Products turnover fell 11% to £814 million with declines in all regions.  Sales in the US were down 17% to £256 million, Europe was down 12% to £167 million, Emerging Markets was down 7% to £264 million, and Japan was down 2% to £116 million.

Sales of Lovaza fell 25% to £105 million, in part reflecting a decline in the market.  A generic competitor product was approved and launched in April 2014.  Generic competition to Seroxat/Paxil, down 15% to £55 million, and Malarone, down 34% to £16 million, also contributed to the decline in the category.

Vaccines

Q1 2014 (£658 million; up 3%)
Vaccines sales grew 3% to £658 million with the US up 25% and Europe up 3%, partly offset by a decline in Emerging Markets, down 8%.  The US performance benefited from a favourable comparison with Q1 2013 as a result of CDC stockpile movements.  The decline in Emerging Markets primarily reflected the phasing of sales of Synflorix.

Infanrix/Pediarix grew 20% to £202 million.  Most of the growth came from the US, which was flat in Q1 2013 as a result of product withdrawal from the CDC stockpile in that quarter.

Boostrix sales increased 41% to £60 million, reflecting growth in all regions, but particularly in the US, in part due to competitor supply issues.

Rotarix sales were up 16% to £86 million, with growth driven by tender shipments in Europe and Emerging Markets.

Synflorix sales fell 29% to £62 million, reflecting the phasing of tenders in Emerging Markets.  Sales of hepatitis vaccines fell 7% to £120 million, principally reflecting declines in the US and Emerging Markets.

Consumer Healthcare

	Q1 2014
	––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%
	––––––––––––	––––––––––––
Wellness	416	(8)
Oral health	457	5
Nutrition	170	13
Skin health	84	(4)
	––––––––––––	––––––––––––
Total	1,127	-
	––––––––––––	––––––––––––

Total including divestments	1,127	(9)
	––––––––––––	––––––––––––

	Q1 2014
	––––––––––––––––––––––––––––––––––––––
Turnover	£m	CER%
	––––––––––––	––––––––––––
USA	202	(10)
Europe	328	(4)
Rest of World	597	6
	––––––––––––	––––––––––––
Total	1,127	-
	––––––––––––	––––––––––––

Q1 2014 (£1,127 million; flat)
Consumer Healthcare turnover was flat in the quarter compared to an estimated market growth of approximately 2%, which reflected comparison to a strong cold and flu season in Q1 2013.

Sales in Europe and the US were down 4% and 10%, respectively, reflecting supply issues that impacted sales of products for Smokers Health and alli.  Growth in Rest of World markets of 6% reflected strong growth across most categories and markets, particularly Horlicks in India, partly offset by a 5% reduction of sales in China and a 42% decline, primarily due to temporary supply issues, in sales of Smokers Health products.  The supply issues are being addressed and are expected to be resolved during the second half of the year.

Wellness sales were £416 million, down 8%, as a 5% increase in Panadol sales was offset by temporary supply issues and product recalls that significantly impacted sales of products for Smokers Health, down 35%.

Oral health sales were up 5% to £457 million.  Continued strong growth contributions from both Sensodyne, up 13%, and denture care brands, up 5%, more than offset a 14% decline in sales of Aquafresh due in part to supply issues, now resolved.

Nutrition sales grew 13% to £170 million led by strong growth, particularly in India, of Horlicks, which was up 14%, and Boost, up 13%.

Sales of products for Skin health were down 4% to £84 million, primarily due to lower sales of Bactroban in China.

Sales from new pharmaceutical and vaccine launches

		Q1 2014
		–––––––––––––––––––––––––––––––
		£m	CER%
		––––––––––––	––––––––––––
Pharmaceuticals
Respiratory:	Relvar/Breo Ellipta	3	-
Oncology:	Tafinlar	22	-
	Mekinist	13	-
CVMU:	Duodart/Jalyn	54	21
	Prolia	16	70
	Xgeva	3	>100
Immuno-inflammation:	Benlysta	38	38
Other pharmaceuticals:	Potiga/Trobalt	1	(67)
	Velac	1	(35)
ViiV Healthcare:	Tivicay	31	-

Vaccines
Nimenrix		3	>100
Synflorix		62	(29)
		––––––––––––	––––––––––––
		247	42
		––––––––––––	––––––––––––

New products are those launched in the last five years (2010 to 2014 inclusive).  Sales of new products were £247 million, grew 42% in the quarter and represented 6% of Pharmaceuticals and Vaccines turnover.

In Q4 2013, Breo Ellipta was launched in the US for COPD, and Relvar Ellipta was granted approval in Europe for COPD and asthma and launched in Q1 2014.  In addition, Anoro Ellipta was launched in April, after approval in the US for the treatment of COPD in December 2013.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of phase IIa trials) and Development work (from phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q1 2014 is analysed below.

	Q1 2014 £m	Q1 2013 (restated) £m
	––––––––––––	––––––––––––
Discovery	170	181
Development	333	384
Facilities and central support functions	124	122
	––––––––––––	––––––––––––
	627	687
Vaccines	119	125
Consumer Healthcare	38	43
	––––––––––––	––––––––––––
Core R&D	784	855
Amortisation and impairment of intangible assets	56	24
Major restructuring costs	4	6
Acquisition accounting and other	15	17
Divestments	-	2
	––––––––––––	––––––––––––
Total R&D	859	904
	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Migalastat and drisapersen were announced as being returned to partners and Relvar/Breo COPD and Tivicay were announced as approved in the US and EU last quarter and these entries have been removed from the table.

At Q4 2013, GSK announced that in 2014 and 2015 we expect potential phase III starts for the following assets: ICS/LABA/LAMA (COPD); ICS/LAMA (asthma); afuresertib (AKT inhibitor for multiple myeloma); ‘744 long acting integrase inhibitor (HIV); losmapimod (Acute Coronary Syndrome); ‘728 antisense oligonucleotide (transthyretin amyloidosis); ‘275 gene therapy (Wiskott-Aldrich Syndrome); ‘944 topoisomerase inhibitor (antibacterial); retosiban (pre-term labour); tafenoquine (malaria); PRAME ASCI (NSCLC). ‘744 and PRAME Phase III starts are now expected in 2016.

Since Q4 2013 results, the following pipeline milestones have been achieved:

•	Announced start of phase III study for mepolizumab in eosinophilic granulomatosis with polyangiitis;
•	CHMP positive opinion for Incruse (umeclidinium monotherapy) for COPD;
•	CHMP positive opinion for Anoro for COPD;
•	Filed for Promacta for severe aplastic anaemia in US;
•	Announced positive results from two phase III studies of mepolizumab in severe eosinophilic asthma;
•	Announced completion of patient recruitment into Breo/Relvar SUMMIT study in COPD;
•	Announced positive results from three studies comparing Anoro to Seretide/Advair in COPD;
•	Japan approval for Votrient in renal cell carcinoma;
•	Japan approval for Allermist paediatric formulation;
•	Announced that MAGE-A3 did not meet first two co-primary endpoints in the MAGRIT study in NSCLC;
•	Japan approval for Tivicay (dolutegravir) in HIV;
•	Japan approval for Tenozet (tenofovir) in chronic hepatitis B;
•	Japan approval for Kaketsuken’s cell culture produced pandemic flu vaccine;
•	Filed Duac for acne in Japan;
•	Withdrawal of EU file of Tafinlar and Mekinist combination use for melanoma to await further study data;
•	EMA approval for Eperzan (albiglutide) for type 2 diabetes in Europe;
•	Filed Synflorix pneumococcal vaccine in Japan;
•	Data from darapladib STABILITY study presented at ACC and published in the NEJM;
•	Withdrawal of EU file of Votrient for ovarian cancer;
•	Data from phase III patient preference study of Votrient vs Sutent published in the JCO;
•	Announced decision to stop MAGE-A3 MAGRIT study due to lack of ability to find a gene-signature positive sub-population of patients;
•	FDA approval for Tanzeum (albiglutide) for type 2 diabetes in US;
•	FDA approval of Arzerra for first line use in CLL in US;
•	Canadian approval of Incruse (umeclidinium) for COPD;
•	Announced start of phase III study of Relvar in COPD in Japan;
•	CHMP positive opinion for Mekinist for metastatic melanoma;
•	FDA granted priority review of Promacta in severe aplastic anaemia;
•	Announced start of phase III study of tafenoquine for treatment and relapse prevention of Plasmodium vivax malaria;
•	Announced launch of Anoro Ellipta for COPD in the US;
•	EMA approval of Incruse (umeclidinium bromide) for COPD in Europe;
•	Announced start of phase III study of mepolizumab in COPD.

Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	Asthma	Ph III	Approved Nov 2013	US filing for asthma now expected in 2014.
Anoro Ellipta (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Approved Dec 2013	Filed Jan 2013	Positive CHMP opinion on 20 February 2014. Announced positive results from three phase III studies comparing Anoro to Seretide/ Advair on 14 March 2014. Launched in the US on 28 April 2014.
Incruse (umeclidinium bromide, UMEC)	COPD	Filed Apr 2013	Approved Apr 2013	Approved in Canada on 17 April 2014 and in the EU on 28 April 2014.
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Filed Oct 2013	n/a	Decision not to file in EU.
mepolizumab	Severe asthma	Ph III	Ph III	Announced positive data from two phase III studies on 12 March 2014.
	COPD	Ph III	Ph III	Announced start of phase III study on 29 April 2014.
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	n/a	n/a
Announced MAGE-A3 did not meet first two co-primary endpoints in the MAGRIT study on 20 March 2014 and that study had been stopped on 2 April 2014 due to lack of ability to find a gene-signature positive sub-population of patients.

Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Filed Oct 2013	Filed Oct 2013
Oncology		US	EU	News update in the quarter
Votrient (pazopanib)	Ovarian	n/a	n/a
Announced EU filing withdrawn on 31 March 2014 as second interim.  Overall Survival analysis did not support benefit:risk in this indication.
Renal cell carcinoma indication approved in Japan on 17 March 2014.

Tykerb/Tyverb	Metastatic breast cancer – dual blockade	Ph III	Approved Aug 2013
	Adjuvant breast cancer	Ph III	Ph III
Arzerra (ofatumumab)	CLL (first line & relapsed)	Approved Apr 2014	Filed Oct 2013	Approved for first line CLL in US on 17 April 2014.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Mekinist (trametinib, MEK inhibitor)	Metastatic melanoma	Approved May 2013	Filed Feb 2013	Positive CHMP opinion on 25 April 2014.
trametinib + dabrafenib in combination use	Metastatic melanoma	Approved Jan 2014	Ph III	Announced withdrawal of EU file to await availability of additional phase III data.
	Adjuvant melanoma	Ph III	Ph III
Promacta/Revolade	Severe aplastic anaemia	Filed Feb 2014	Ph III	Filed in US on 28 February 2014 and granted priority review by the FDA on 25 April 2014.
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Data from darapladib STABILITY study presented at ACC and published in the NEJM on 30 March 2014.
Primary endpoint in SOLID study changed to major coronary events, previously a secondary endpoint.  GSK remains blinded to the study data.

Eperzan/Tanzeum (albiglutide)	Type 2 diabetes	Approved Apr 2014	Approved Mar 2014	Announced approval in Europe on 26 March 2014 and approval in US on 15 April 2014.
Immuno-inflammation		US	EU	News update in the quarter
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
mepolizumab	Eosinophilic granulomatosis with polyangiitis (EGPA)	Ph III	Ph III	Announced start of phase III study on 14 February 2014.
Infectious Diseases		US	EU	News update in the quarter
tafenoquine	Treatment and relapse prevention of Plasmodium vivax malaria	n/a	n/a	Announced start of phase III on 25 April 2014.

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

During 2014, GSK will report core results performance measured against 2013 core results excluding divestments completed during 2013.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Such factors include, but are not limited to, those described under Item 3.D ‘Risk factors’ in the company’s Annual Report on Form 20-F for 2013.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 215 751 1048	(Washington)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statement

	Q1 2014 £m	Q1 2013 £m
	––––––––––––	––––––––––––
TURNOVER	5,613	6,471

Cost of sales	(1,743)	(1,976)
	––––––––––––	––––––––––––
Gross profit	3,870	4,495

Selling, general and administration	(1,971)	(2,080)
Research and development	(859)	(904)
Royalty income	70	113
Other operating income/(expense)	(44)	(44)
	––––––––––––	––––––––––––
OPERATING PROFIT	1,066	1,580

Finance income	18	23
Finance expense	(182)	(203)
Share of after tax profits of associates and joint ventures	1	11
	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	903	1,411

Taxation	(184)	(382)
Tax rate %	20.4%	27.1%
	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	719	1,029
	––––––––––––	––––––––––––

Profit attributable to non-controlling interests	51	68
Profit attributable to shareholders	668	961
	––––––––––––	––––––––––––
	719	1,029
	––––––––––––	––––––––––––

EARNINGS PER SHARE	13.9p	19.9p
	––––––––––––	––––––––––––

Diluted earnings per share	13.7p	19.6p
	––––––––––––	––––––––––––

Statement of comprehensive income
	Q1 2014 £m	Q1 2013 £m
	––––––––––––	––––––––––––
Profit for the period	719	1,029

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(17)	41
Fair value movements on available-for-sale investments	(30)	93
Reclassification of fair value movements on available-for-sale investments	(1)	(3)
Deferred tax on fair value movements on available-for-sale investments	(19)	(3)
Fair value movements on cash flow hedges	(1)	4
Deferred tax on fair value movements on cash flow hedges	-	(1)
Reclassification of cash flow hedges to income statement	2	(2)
Share of other comprehensive expense of associates and joint ventures	13	(1)
	––––––––––––	––––––––––––
	(53)	128
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	5	34
Actuarial (losses)/gains on defined benefit plans	(177)	721
Deferred tax on actuarial movements in defined benefit plans	42	(181)
	––––––––––––	––––––––––––
	(130)	574
	––––––––––––	––––––––––––
Other comprehensive (expense)/income for the period	(183)	702
	––––––––––––	––––––––––––
Total comprehensive income for the period	536	1,731
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	480	1,629
Non-controlling interests	56	102
	––––––––––––	––––––––––––
	536	1,731
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Three months ended 31 March 2014

	Total		USA		Europe		Emerging Markets		Japan
	–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––		–––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,554	(11)	679	(20)	442	(3)	186	3	148	(3)
Avamys/Veramyst	70	(1)	8	(27)	18	12	17	25	23	(13)
Flixotide/Flovent	193	(2)	123	2	30	(9)	12	(7)	7	(10)
Relvar/Breo	3	-	1	-	2	-	-	-	1	-
Seretide/Advair	1,039	(15)	455	(30)	352	(3)	97	4	67	29
Ventolin	173	15	92	29	32	(3)	38	7	2	-
Other	76	(23)	-	-	8	-	22	(12)	48	(26)

Oncology	261	27	108	31	95	23	36	35	14	14
Arzerra	16	(24)	10	10	5	(55)	-	-	1	-
Mekinist	13	-	13	-	-	-	-	-	-	-
Promacta	48	30	18	19	16	45	5	40	8	50
Tafinlar	22	-	11	-	10	-	-	-	-	-
Tyverb/Tykerb	42	(13)	10	(27)	18	(10)	10	10	3	(25)
Votrient	87	31	37	18	37	42	9	57	2	50
Other	33	(3)	9	(36)	9	-	12	44	-	-

Cardiovascular, metabolic and urology (CVMU)	241	4	83	(19)	81	14	33	29	31	52
Avodart	199	7	59	(16)	71	9	26	29	31	52
Other	42	(8)	24	(24)	10	57	7	29	-	-

Immuno-inflammation	46	69	42	67	3	50	1	-	-	-
Benlysta	38	38	34	33	3	50	1	-	-	-
Other	8	-	8	-	-	-	-	-	-	-

Other pharmaceuticals	601	7	46	(28)	163	1	245	3	87	52
Dermatology	127	(14)	13	(58)	42	2	61	(4)	6	-
Augmentin	152	(6)	1	-	58	(5)	86	(7)	3	33
Other anti-bacterials	58	2	1	-	21	-	34	3	1	(100)
Rare diseases	106	4	24	(7)	33	6	8	-	37	5
Other	158	65	7	17	9	11	56	33	40	>100%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals	2,703	(2)	958	(15)	784	2	501	7	280	15

Vaccines	658	3	172	25	240	3	190	(8)	5	(45)
Boostrix	60	41	30	52	15	15	10	>100	-	-
Cervarix	34	(5)	1	-	15	-	19	29	-	-
Fluarix, FluLaval	9	(27)	-	-	-	-	6	(22)	-	-
Hepatitis	120	(7)	44	(13)	46	2	19	(13)	-	-
Infanrix, Pediarix	202	20	71	100	92	(3)	23	(7)	-	-
Rotarix	86	16	26	-	18	64	34	19	5	20
Synflorix	62	(29)	-	-	12	8	49	(34)	-	-
Other	85	(4)	-	-	42	(2)	30	(6)	-	-
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Innovative Pharmaceuticals and Vaccines	3,361	(1)	1,130	(10)	1,024	3	691	2	285	13
			––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
ViiV Healthcare (HIV)	311	4	122	3	125	(2)	30	22	13	28
Combivir	16	(48)	3	(67)	6	(57)	5	(7)	1	4
Epzicom/Kivexa	177	12	59	3	82	8	15	35	9	44
Lexiva/Agenerase	22	(11)	11	(26)	6	(19)	4	>100	1	(1)
Selzentry	33	(5)	12	(4)	15	2	1	(33)	1	(3)
Tivicay	31	-	26	-	4	-	-	-	-	-
Trizivir	11	(54)	3	(75)	6	(27)	-	-	-	-
Other	21	(21)	8	(33)	6	(25)	5	-	1	100

Established Products	814	(11)	256	(17)	167	(12)	264	(7)	116	(2)
Coreg	32	6	32	6	-	-	-	-	-	-
Hepsera	23	(7)	-	-	-	-	17	(13)	6	16
Imigran/Imitrex	46	2	24	13	15	(9)	2	(17)	4	(18)
Lamictal	126	3	56	(9)	28	-	18	8	22	50
Lovaza	105	(25)	104	(25)	-	-	-	-	-	-
Requip	28	3	2	29	11	(27)	3	(9)	11	37
Serevent	27	(12)	9	(25)	13	(5)	1	(23)	3	4
Seroxat/Paxil	55	(15)	-	-	12	(14)	17	(17)	25	(6)
Valtrex	37	(24)	6	(40)	7	8	9	17	14	(36)
Zeffix	45	(16)	1	(63)	2	(20)	38	(14)	3	5
Other	290	(13)	22	(38)	79	(17)	159	(6)	28	(11)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,486	(3)
	––––––––––	––––––––––

The table above includes the sales by product reported in the Other trading and unallocated pharmaceuticals segment (which includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales) in the total column only.

Balance sheet

	31 March 2014 £m	31 December 2013 £m
	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	8,803	8,872
Goodwill	4,169	4,205
Other intangible assets	9,050	9,283
Investments in associates and joint ventures	331	323
Other investments	1,182	1,202
Deferred tax assets	2,111	2,084
Derivative financial instruments	1	1
Other non-current assets	815	889
	––––––––––––	––––––––––––
Total non-current assets	26,462	26,859
	––––––––––––	––––––––––––
Current assets
Inventories	4,093	3,900
Current tax recoverable	106	129
Trade and other receivables	5,321	5,442
Derivative financial instruments	88	155
Liquid investments	65	66
Cash and cash equivalents	3,514	5,534
Assets held for sale	58	1
	––––––––––––	––––––––––––
Total current assets	13,245	15,227
	––––––––––––	––––––––––––
TOTAL ASSETS	39,707	42,086
	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(1,857)	(2,789)
Trade and other payables	(7,300)	(8,317)
Derivative financial instruments	(96)	(127)
Current tax payable	(1,369)	(1,452)
Short-term provisions	(1,045)	(992)
	––––––––––––	––––––––––––
Total current liabilities	(11,667)	(13,677)
	––––––––––––	––––––––––––
Non-current liabilities
Long term borrowings	(15,382)	(15,456)
Deferred tax liabilities	(685)	(693)
Pensions and other post-employment benefits	(2,299)	(2,189)
Other provisions	(503)	(552)
Derivative financial instruments	(2)	(3)
Other non-current liabilities	(1,738)	(1,704)
	––––––––––––	––––––––––––
Total non-current liabilities	(20,609)	(20,597)
	––––––––––––	––––––––––––
TOTAL LIABILITIES	(32,276)	(34,274)
	––––––––––––	––––––––––––
NET ASSETS	7,431	7,812
	––––––––––––	––––––––––––
EQUITY
Share capital	1,337	1,336
Share premium account	2,675	2,595
Retained earnings	478	913
Other reserves	2,126	2,153
	––––––––––––	––––––––––––
Shareholders’ equity	6,616	6,997

Non-controlling interests	815	815
	––––––––––––	––––––––––––
TOTAL EQUITY	7,431	7,812
	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the period			668		668	51	719
Other comprehensive (expense)/income for the period			(140)	(48)	(188)	5	(183)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			528	(48)	480	56	536
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(47)	(47)
Dividends to shareholders			(910)		(910)		(910)
Changes in non-controlling interests			(33)		(33)	(9)	(42)
Shares issued	1	80			81		81
Forward contract relating to
non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(28)		(28)		(28)
Shares acquired by ESOP Trusts				(74)	(74)		(74)
Write-down on shares held by ESOP Trusts			(74)	74	-		-
Share-based incentive plans			82		82		82
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2014	1,337	2,675	478	2,126	6,616	815	7,431
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2013	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			961		961	68	1,029
Other comprehensive income for the period			556	112	668	34	702
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			1,517	112	1,629	102	1,731
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(120)	(120)
Dividends to shareholders			(870)		(870)		(870)
Changes in non-controlling interests			45		45	4	49
Shares issued	3	117			120		120
Ordinary shares purchased and held as Treasury shares			(52)		(52)		(52)
Shares acquired by ESOP Trusts				(41)	(41)		(41)
Write-down on shares held by ESOP Trusts			(49)	49	-		-
Share-based incentive plans			63		63		63
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2013	1,352	2,139	1,296	1,907	6,694	923	7,617
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Three months ended 31 March 2014

	Q1 2014 £m	Q1 2013 £m
	––––––––––––	––––––––––––
Profit after tax	719	1,029
Tax on profits	184	382
Share of after tax profits of associates and joint ventures	(1)	(11)
Net finance expense	164	180
Depreciation and other adjusting items	573	559
Increase in working capital	(157)	(202)
Decrease in other net liabilities	(325)	(434)
	––––––––––––	––––––––––––
Cash generated from operations	1,157	1,503
Taxation paid	(230)	(256)
	––––––––––––	––––––––––––
Net cash inflow from operating activities	927	1,247
	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(201)	(235)
Proceeds from sale of property, plant and equipment	9	4
Purchase of intangible assets	(148)	(82)
Proceeds from sale of intangible assets	8	-
Purchase of equity investments	(21)	(6)
Proceeds from sale of equity investments	11	3
Investment in associates and joint ventures	(3)	(3)
Decrease in liquid investments	-	4
Interest received	11	17
	––––––––––––	––––––––––––
Net cash outflow from investing activities	(334)	(298)
	––––––––––––	––––––––––––
Cash flow from financing activities
Issue of share capital	81	120
Shares acquired by ESOP Trusts	(74)	(41)
Shares purchased and held as Treasury shares	(28)	(47)
Purchase of non-controlling interests	(669)	(588)
Increase in long-term loans	-	1,901
Repayment of short-term loans	(894)	(1,749)
Net repayment of obligations under finance leases	(6)	(8)
Interest paid	(84)	(54)
Dividends paid to shareholders	(910)	(870)
Distributions to non-controlling interests	(47)	(120)
Other financing items	42	1
	––––––––––––	––––––––––––
Net cash outflow from financing activities	(2,589)	(1,455)
	––––––––––––	––––––––––––
Decrease in cash and bank overdrafts in the period	(1,996)	(506)
	––––––––––––	––––––––––––

Cash and bank overdrafts at beginning of the period	5,231	3,906
Exchange adjustments	(2)	128
Decrease in cash and bank overdrafts	(1,996)	(506)
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period	3,233	3,528
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,514	3,832
Overdrafts	(281)	(304)
	––––––––––––	––––––––––––
	3,233	3,528
	––––––––––––	––––––––––––

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare, Established Products and the Consumer Healthcare business as a whole, respectively.  Certain product reclassifications, principally the OTC dermatology brands acquired with the Stiefel business, have been made between the Pharmaceuticals and Consumer Healthcare segments in the majority of Emerging Markets with effect from 1 January 2014.  Comparative information has been restated accordingly.  In addition, 2014 core results growth rates have been calculated by measuring against 2013 core results excluding the divestments completed during 2013.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, Emerging Markets, Japan and Established Products Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include the costs of corporate functions.

Turnover by segment
	Q1 2014 £m	Q1 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,130	1,342	(10)
Europe	1,024	1,017	3
Emerging Markets	691	766	2
Japan	285	303	13
ViiV Healthcare	311	318	4
Established Products	814	1,003	(11)
Other trading and unallocated pharmaceuticals and vaccines	231	255	4
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	4,486	5,004	(3)
Consumer Healthcare	1,127	1,251	-
	––––––––––––	––––––––––––	––––––––––––
Segment turnover excluding divestments	5,613	6,255	(2)
	––––––––––––	––––––––––––	––––––––––––

Segment turnover including divestments	5,613	6,471	(6)
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q1 2014 £m	Q1 2013 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	718	925	(16)
Europe	574	548	7
Emerging Markets	191	198	23
Japan	150	159	20
ViiV Healthcare	204	205	8
Established Products	485	609	(12)
Pharmaceuticals R&D	(647)	(686)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(112)	(55)	>100
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,563	1,903	(1)
Consumer Healthcare	164	219	(5)
	––––––––––––	––––––––––––	––––––––––––
Segment profit	1,727	2,122	(2)
Corporate and other unallocated costs and disposal profits	(197)	(246)	(15)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	1,530	1,876	-
Non-core items	(464)	(296)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	1,066	1,580	(12)

Finance income	18	23
Finance costs	(182)	(203)
Share of after tax profits of associates and joint ventures	1	11
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	903	1,411	(13)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2013.

At 31 March 2014, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.7 billion (31 December 2013: £0.6 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2013 are as follows:

The People’s Republic of China (PRC), acting through various government agencies, continues its investigation into alleged crimes and violations of law by GSK’s China operations.  The Group takes these allegations seriously and is continuing to cooperate fully with the Chinese authorities in this investigation.  The Group has informed the US Department of Justice, the US Securities and Exchange Commission and the UK Serious Fraud Office (SFO) regarding the investigation and is co-operating fully with these agencies.  It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from these matters.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2013.  There have been no material changes to tax matters since the publication of the Annual Report.

In the quarter, tax on core profits amounted to £301 million and represented an effective core tax rate of 22% (Q1 2013: 22.3%).  The charge for taxation on total profits amounted to £184 million and represented an effective tax rate of 20.4% (Q1 2013: 27.1%).

The core tax rate for the full year is also expected to be around 22%.  The Group’s balance sheet at 31 March 2014 included a tax payable liability of £1,369 million and a tax recoverable asset of £106 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2014, and should be read in conjunction with the Annual Report 2013, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2013, except that an amendment to IAS 32 ‘Offsetting financial assets and financial liabilities’ has been implemented from 1 January 2014.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2013 has been restated to reflect changes made to segments in 2014 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2013 were published in the Annual Report 2013, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2014	Q1 2013	2013
	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.66	1.56	1.57
Euro/£	1.21	1.19	1.18
Yen/£	171	142	153

Period-end rates:
US$/£	1.67	1.52	1.66
Euro/£	1.21	1.18	1.20
Yen/£	172	143	174

During 2014, average sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2013.  Similarly, period-end sterling exchange rates were stronger against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q1 2014 millions	Q1 2013 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,802	4,834
Dilutive effect of share options and share awards	64	13
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,866	4,847
	––––––––––––	––––––––––––

At 31 March 2014, 4,814 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,844 million shares at 31 March 2013.

Net assets
The book value of net assets decreased by £381 million from £7,812 million at 31 December 2013 to £7,431 million at 31 March 2014.  This primarily reflects an increase in the pension deficit of £157 million.

The carrying value of investments in associates and joint ventures at 31 March 2014 was £331 million, with a market value of £1,045 million.  Assets held for sale amounted to £58 million at 31 March 2014 (31 December 2013: £1 million).

At 31 March 2014, the net deficit on the Group’s pension plans was £770 million compared with £613 million at 31 December 2013.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 4.5% to 4.4%, and US pension liabilities from 4.6% to 4.3%, partly offset by a small increase in UK asset values.

At 31 March 2014, the post-retirement benefits provision was £1,278 million compared with £1,246 million at 31 December 2013.  The increase in the provision arose from the decrease in the rate used to discount the US provision.

At 31 March 2014, the ESOP Trusts held 45 million GSK shares against the future exercise of share options and share awards.  The carrying value of £355 million has been deducted from other reserves.  The market value of these shares was £717 million.

During the quarter, GSK purchased £28 million of shares to be held as Treasury shares.  At 31 March 2014, the company held 489.2 million Treasury shares at a cost of £6,857 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2014 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 30.

Post balance sheet event
On 22 April 2014, GSK announced a three-part inter-conditional transaction with Novartis AG involving its Consumer Healthcare, Vaccines and Oncology businesses.

As part of this transaction, GSK and Novartis will create a new Consumer Healthcare business over which GSK will have majority control, with an equity interest of 63.5%.  In addition, GSK will acquire Novartis’ global Vaccines business (excluding influenza vaccines) for an initial cash consideration of $5.25 billion with subsequent potential milestone payments of up to $1.8 billion and ongoing royalties.

GSK will also divest its marketed Oncology portfolio, related R&D activities and rights to its AKT inhibitor and also grant commercialisation partner rights for future oncology products to Novartis for an aggregate cash consideration of $16 billion, of which $1.5 billion depends on the results of an ongoing clinical trial.

The transaction is expected to be completed during H1 2015, subject to approvals.

Reconciliation of cash flow to movements in net debt

	Q1 2014 £m	Q1 2013 £m
	––––––––––––	––––––––––––
Net debt at beginning of the period	(12,645)	(14,037)

Decrease in cash and bank overdrafts	(1,996)	(506)
Cash inflow from liquid investments	-	(4)
Net increase in long-term loans	-	(1,901)
Net repayment of short-term loans	894	1,749
Net repayment of obligations under finance leases	6	8
Exchange adjustments	78	(713)
Other non-cash movements	3	(2)
	––––––––––––	––––––––––––
Increase in net debt	(1,015)	(1,369)
	––––––––––––	––––––––––––
Net debt at end of the period	(13,660)	(15,406)
	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for Q1 2014 and Q1 2013 are set out below.

Income statement – Core results reconciliation Three months ended 31 March 2014

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,613						5,613
Cost of sales	(1,558)	(147)	(15)	(23)			(1,743)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,055	(147)	(15)	(23)			3,870

Selling, general and administration	(1,811)			(52)	(108)		(1,971)
Research and development	(784)	(23)	(33)	(4)		(15)	(859)
Royalty income	70						70
Other operating income/(expense)						(44)	(44)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,530	(170)	(48)	(79)	(108)	(59)	1,066

Net finance costs	(161)			(1)		(2)	(164)

Share of after tax profits of associates and joint ventures	1						1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,370	(170)	(48)	(80)	(108)	(61)	903

Taxation	(301)	44	9	19	22	23	(184)
Tax rate %	22.0%						20.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,069	(126)	(39)	(61)	(86)	(38)	719
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	62					(11)	51

Profit attributable to shareholders	1,007	(126)	(39)	(61)	(86)	(27)	668
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	21.0p	(2.7)p	(0.8)p	(1.3)p	(1.8)p	(0.5)p	13.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,802						4,802
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 31 March 2013

	Core results (before divest- ments) £m	Divest- ments £m	Core results (incl. divest- ments) £m	Intangible amortisation £m	Intangible impairment £m	Major restruct- uring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,255	216	6,471						6,471
Cost of sales	(1,729)	(118)	(1,847)	(109)		(20)			(1,976)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,526	98	4,624	(109)		(20)			4,495

Selling, general and administration	(1,908)	(47)	(1,955)			(60)	(66)	1	(2,080)
Research and development	(855)	(2)	(857)	(25)	1	(6)		(17)	(904)
Royalty income	113		113						113
Other operating income/(expense)								(44)	(44)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,876	49	1,925	(134)	1	(86)	(66)	(60)	1,580

Net finance costs	(176)		(176)			(2)		(2)	(180)

Share of after tax profits of associates and joint ventures	11		11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,711	49	1,760	(134)	1	(88)	(66)	(62)	1,411

Taxation	(382)	(12)	(394)	37		(57)	12	20	(382)
Tax rate %	22.3%								27.1%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,329	37	1,366	(97)	1	(145)	(54)	(42)	1,029
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	68		68						68

Profit attributable to shareholders	1,261	37	1,298	(97)	1	(145)	(54)	(42)	961
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	26.1p	0.8p	26.9p	(2.0)p	-	(3.0)p	(1.1)p	(0.9)p	19.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,834								4,834
	––––––––––––								––––––––––––

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three months ended 31 March 2014. Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 31 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the balance sheet at 31 March 2014;
•	the income statement and statement of comprehensive income for the period then ended (excluding the Pharmaceuticals, Vaccines, ViiV Healthcare and Established Products turnover tables);
•	the statement of changes in equity for the period then ended;
•	the cash flow statement for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 28 to 33.

As disclosed on page 31, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 31.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the condensed financial information in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 31.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 30 April 2014 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 30, 2014

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc